Auryn Announces Strategic Investment by Goldcorp Inc.

Vancouver, British Columbia – January 9, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF) (“Auryn” or the “Company”) is pleased to announce that it has entered into an Investment Agreement with Goldcorp Inc. (“Goldcorp”) (TSX: G, NYSE: GG) for a strategic equity placement whereby Goldcorp will purchase directly and indirectly in two tranches 9,542,402 common shares of Auryn for C$3.67 per share (the “Placement”). After giving effect to the Placement, Goldcorp will own 12.5% of Auryn’s outstanding common shares.

In addition, Auryn and Goldcorp have entered into an Investor Rights and Obligations Agreement whereby, as long as Goldcorp maintains a 5% or greater equity ownership interest in Auryn:

•	Goldcorp will have the right to participate in future Auryn equity issues in the amount necessary to maintain up to a 12.5% interest;
•	Goldcorp will have a right to match certain non-equity financings; and
•	If Goldcorp chooses to sell more than 2% of Auryn’s shares, Auryn will have the right to designate buyers and Goldcorp will vote its shares to elect the Auryn recommended director nominees.

An aggregate of 4,590,818 common shares will be issued to third party investors through a brokered private placement offering conducted by a syndicate of agents led by Beacon Securities Limited as flow-through shares at a price C$5.01 per flow-through share, the terms of which provide that Auryn will renounce the income tax benefits of the Canadian Exploration Expense related to the expenditure of the proceeds of those shares to those third party investors. Accordingly, gross proceeds to be received by Auryn will be C$41,158,911.46 consisting of C$18,172,313.28 in direct share subscriptions and C$22,999,998.19 in flow-through dollars through third parties. Goldcorp’s cost of the 9,542,402 common shares will be C$35,020,615.34.

Shawn Wallace, President and CEO, commented that “We are very pleased to have secured an important investment with an industry leader such as Goldcorp, on favourable terms that minimizes dilution to our shareholders. Auryn is now fully funded to complete one of the most extensive, globally significant exploration programs in 2017. The program will include a planned 55,000 meters of exploration drilling across six projects in Canada and Peru and expect to make a number of advances that could potentially contribute to the realization of multiple major gold discoveries.”

The net proceeds of the Placement will be used to fund exploration at Auryn’s properties, and for general corporate purposes.

The closing of the Placement is expected to occur during January 2017 and is subject to the completion of formal documentation and receipt of Toronto Stock Exchange acceptance. All securities issued in connection with the Placement will be subject to a four-month hold period.

Auryn’s financial advisor with respect to the strategic investment was Minvisory Corp.

The securities offered have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

Upon completion of the investment, Goldcorp will have acquired ownership of 9,542,402 common shares of Auryn at a subscription price of C$3.67 per common share for a total purchase price of C$35,020,615.34. The common shares acquired by Goldcorp represent 12.5% of the issued and outstanding common shares of Auryn. Prior to this acquisition Goldcorp did not own any securities of Auryn. Goldcorp acquired the common shares for investment purposes. Goldcorp will evaluate its investment in Auryn from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require. The exemption relied on for the acquisition of the common shares is Section 2.10 of National Instrument 45-106 – Prospectus and Registration Exemptions. A copy of the Early Warning report filed by Goldcorp in connection with the acquisition will be available on Auryn’s SEDAR profile. Goldcorp’s head office is located at Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with completion of financings and finalization of related documentation These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Disclaimer

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States (the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements. Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.